# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yarrow Bioscience, Inc., CIK 0001566044
CUSIP: 92941V407
Title of class of securities: common stock, par value $0.0001
Address of issuer's principal executive offices: 470 JAMES STREET, SUITE 007, 470 JAMES STREET, SUITE 007, NEW HAVEN, Connecticut (CT), 06513
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002140685-26-000001
Filed by CIK 0002140685

## Reporting persons
- Zhang Xiaofan: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 162,452; shared voting power 162,452; sole dispositive power 162,452; shared dispositive power 162,452; aggregate amount beneficially owned 162,452 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Yarrow Bioscience, Inc.
Address of issuer's principal executive offices: 470 JAMES STREET, SUITE 007, 470 JAMES STREET, SUITE 007, NEW HAVEN, CONNECTICUT, 06513.

## Item 2. Person Filing
Name of person filing: zhang xiaofan
Address of principal business office or, if none, residence: Rm1607, tower 3, 1038 Huashan Road, Shanghai, China
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 162452
Percent of class: 0.6%
Sole power to vote or to direct the vote: 162452
Shared power to vote or to direct the vote: 162452
Sole power to dispose or to direct the disposition: 162452
Shared power to dispose or to direct the disposition: 162452

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Zhang Xiaofan: Zhang Xiaofan, Mr (08/13/2026)